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                                               U.S. SECURITIES AND EXCHANGE COMMISSION
                                                       WASHINGTON, D.C. 20549


                                       INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

            Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
                         Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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                                                                                                              OMB APPROVAL
-----------------------------------                                                                 --------------------------------
             FORM 3                                                                                 OMB Number:           3235-0104
-----------------------------------                                                                 Expires:      December 31, 2001
                                                                                                    Estimated average burden
                                                                                                    hours per response      .... 0.5
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1. Name and Address of Reporting Person *

   Casuarina Cayman Holdings Ltd.
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   (Last)                   (First)                 (Middle)


   207 Grandview Drive
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                            (Street)


   Fort Mitchell              KY                     41017
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   (City)                   (State)                   (Zip)

2. Date of Event Requiring Statement ( Month / Day / Year )

   12/20/99
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3. IRS or Social Security Number of Reporting Person (Voluntary)


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4. Issuer Name and Ticker or Trading Symbol

   Lodgian, Inc./LOD
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5.  Relationship of Reporting Person to Issuer   (Check all applicable)

              Director                      X   10% Owner
       -----                              -----
              Officer (give title               Other
       -----           below)             ----- (specify
                                                 below)
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6. If Amendment, Date or Original (Month/Year)


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7.    Individual or Join/Group Filing (Check Applicable Line)

               Form filed by One Reporting Person
       -----
         X     Form filed by More than One Reporting Person
       -----
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                                      TABLE I -- NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED

1. Title of security                            2. Amount of Securities         3. Ownership         4. Nature of Indirect
   (Inst.4)                                        Beneficially Owned              Form: Direct (D)     Beneficial Ownership
                                                   (Instr. 4)                      or Indirect (I)      (Instr. 5)
                                                                                   (Inst. 5)
----------------------------------------------  ------------------------------  -------------------  -------------------------------

Common Stock, par value $0.01 per share         2,941,700                       (1)                  (1)
----------------------------------------------  ------------------------------  -------------------  -------------------------------

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Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.                  (Over)
* If the Form is filed by more than one reporting person, SEE instruction 5(b)(v).                                    SEC 1473(8-92)
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Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

                                                                     Page 1 of 3

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FORM 3 (CONTINUED)                 TABLE II -- DERIVATIVE SECURITIES BENEFICIALLY OWNED (E.G., PUTS,
                                         CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

1. Title of Derivative Security                      2. Date Exercisable and   3. Title and Amount of Securities Underlying
   (Instr. 4)                                           Expiration Date           Derivative Security (Instr. 4)
                                                        (Month/Day/Year)
                                                                                                       Amount or
                                                     Date         Expiration            Title          Number of
                                                     Exercisable  Date                                 Shares
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
None.
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
 4. Conversion or             5. Ownership           6. Nature of Indirect
    Exercise Price of            Form of                Beneficial Ownership
    Derivative                   Derivative             (Instr. 5)
    Security                     Security:
                                 Direct (D) or
                                 Indirect (I)
                                 (Instr. 5)
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

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Explanation of Responses: (1) Casuarina Cayman Holdings Ltd. ("Casuarina")
directly owns 343,600 shares of Lodgian, Inc. Common Stock, par value $0.01 per share (the "Shares"). Because William J. Yung may be deemed to control Casuarina, William J. Yung and Casuarina may be deemed to have beneficial ownership and voting and dispositive control of all such Shares held directly by Casuarina. In addition, the 1994 William J. Yung Family Trust (the "1994 Trust"), The 1998 William J. Yung and Martha A. Yung Family Trust (the "1998 Trust"), Edgecliff Management, LLC ("Management"), Edgecliff Holdings LLC ("Holdings"), Joseph Yung and William J. Yung, may pursuant to Rule 13d-5 of the Securities Exchange Act of 1934 (the "Securities Act"), be deemed to be the beneficial owner of the 343,600 Shares owned directly by Casuarina. Holdings directly owns 2,598,100 Shares. William J. Yung as the sole managing member of Management, which is the sole managing member of Holdings, may be deemed to control Holdings and, therefore, William J. Yung and Holdings may be deemed to have beneficial ownership and voting and dispositve control of all such Shares held of record by Holdings. In addition, Casuarina, the 1994 Trust, the 1998 Trust, Management, Joseph Yung and William J. Yung, may, pursuant to Rule 13d-5 of the Securities Act, be deemed to be the beneficial owner of the 2,598,100 Shares owned directly by Holdings.

CASUARINA CAYMAN HOLDINGS, LTD.

     /s/  William J. Yung                    December 29, 1999
--------------------------------             -----------------
**Signature of Reporting Person                   Date
Name:     William J. Yung
Title:    President


**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

                                                                     Page 2 of 3

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                             Joint Filer Information
                             -----------------------


Designated Filer:                  Casuarina Cayman Holdings Ltd.

Issuer and Ticker Symbol:          Lodgian, Inc./LOD

Date of Event
Requiring Statement:               December 20, 1999

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Listing of Names and Addresses
  of Other Reporting Persons            Signatures of Other Reporting Persons        Date
  --------------------------            -------------------------------------        ----
Edgecliff Holdings, LLC                 EDGECLIFF HOLDINGS, LLC
207 Grandview Drive
Fort Mitchell, KY  41017                By:  /s/   William J. Yung                   12/29/99
                                             -------------------------------         --------
                                             Name:  William J. Yung
                                             Title:  President

Edgecliff Management, LLC               EDGECLIFF MANAGEMENT, LLC
207 Grandview Drive
Fort Mitchell, KY  41017                By:  /s/   William J. Yung                   12/29/99
                                             -------------------------------         --------
                                             Name:  William J. Yung
                                             Title:  President

1994 William J. Yung Family Trust       1994 WILLIAM J. YUNG FAMILY
207 Grandview Drive                     TRUST
Fort Mitchell, KY  41017
                                        By:  The Fifth Third Bank, as Trustee

                                             By:  /s/   Timothy A. Rodgers           12/29/99
                                                  --------------------------         --------
                                                  Name:  Timothy A. Rodgers
                                                  Title:  Trust Officer

Joseph Yung                             /s/  Joseph Yung                             12/29/99
207 Grandview Drive                     ------------------------------------         --------
Fort Mitchell, KY  41017                     Joseph Yung

William J. Yung                         /s/  William J. Yung                         12/29/99
1200 Cypress Street                     -------------------------------              --------
Cincinnati, OH  45206

The 1998 William J. Yung                1998 WILLIAM J. YUNG
  and Martha A. Yung Family Trust         AND MARTHA A. YUNG FAMILY
207 Grandview Drive                       TRUST
Fort Mitchell, KY  41017
                                        By:  The Fifth Third Bank, as Trustee

                                             By:  /s/ Timothy A. Rodgers             12/29/99
                                             -------------------------------         --------
                                                  Name:  Timothy A. Rodgers
                                                  Title:  Trust Officer
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